CORAL GOLD RESOURCES LTD.
400 - 455 Granville Street
Vancouver, B.C. V6C 1T1
Tel: (604) 682-3701 Fax: (604) 682-3600
www.coralgold.com
ir@coralgold.com

March 23, 2006                                                                                                                                                                                                                                         Trading Symbols: TSX Venture - CGR
US;OTC.BB - CGREF
Berlin and Frankfurt - GV8

The board of directors of Coral Gold Resources Ltd. (“Coral Gold”) has met to consider the previous announcement by U.S. Gold Corporation (“U.S. Gold”) that it intends to make an offer to acquire all of the issued and outstanding shares of Coral Gold. The formal offer by U.S. Gold has not yet been made.

A special committee of the board of directors of Coral Gold has been established to deal with U.S. Gold’s unsolicited offer. The members of the special committee are Gary Robertson, Florian Riedl-Riedenstein and William Glasier.

The special committee has selected Roman Friedrich & Company Ltd. of Vancouver to act as its financial adviser, to assist in responding to U.S. Gold’s unsolicited offer and to investigate other alternatives that may be available to maximize shareholder value.

The special committee will fully consider the U.S. Gold offer once it is formally made and will provide its recommendations regarding the offer, or any alternative transaction, to the board of directors in due course. The ultimate recommendation of the board of directors will, thereafter, be communicated to shareholders.

On behalf of the Board of Directors
of Coral Gold Resources Ltd.

“Louis Wolfin”
Louis Wolfin
Director

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